SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Caesars Entertainment Corporation

(Name of Subject Company (Issuer))

Caesars Entertainment Corporation

(Name of Filing Person (Offeror))

Options To Purchase Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

127686103

(CUSIP Number of Class of Securities)

Michael D. Cohen, Esq.

Senior Vice President, Deputy General Counsel and Corporate Secretary

Caesars Entertainment Corporation

One Caesars Palace Drive

Las Vegas, NV 89109

(702) 407-6000

(Name, Address and Telephone Number of Person Authorized To Receive

Notices and Communications on Behalf of the Filing Person)

Copy to:

Charles K. Ruck, Esq.

Michael A. Treska, Esq.

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

(714) 540-1235

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$28,548,886	$3,271.70

*	Calculated solely for purposes of determining the amount of the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of Issuer common stock that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 7,681,893 shares of Issuer common stock and have an aggregate value of $28,548,886 as of July 20, 2012, calculated based on a Black-Scholes option pricing model derived from a price per share of Issuer common stock of $8.85, the closing price of the Issuer’s common stock as reported on the Nasdaq Global Select Market on July 20, 2012.

**	The amount of the filing fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable. Filing party: Not applicable.

Form or Registration No.: Not applicable. Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet and Questions and Answers” in the Offer to Exchange Certain Outstanding Options for Replacement Options, dated July 24, 2012 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. Caesars Entertainment Corporation, a Delaware corporation (“Caesars” or the “Company”), is the issuer of the securities subject to the Offer to Exchange. The Company’s principal executive offices are located at One Caesars Palace Drive, Las Vegas, Nevada 89109, and the telephone number of its principal executive offices is (702) 407-6000.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to its employees (including eligible officers), directors and service providers to exchange outstanding options to purchase shares of the Company’s common stock, par value $0.01 per share (“Common Stock”), granted under the Company’s Management Equity Incentive Plan (the “2008 Plan”) on or prior to February 9, 2012, with an exercise price equal to or greater than $20.09 (the “Eligible Options”), on a one-for-one basis, as related to the Common Stock underlying the outstanding options, for a grant of replacement options to purchase shares of Common Stock to be made under the Company’s 2012 Performance Incentive Plan (the “2012 Plan” and, together with the 2008 Plan, the “Equity Plans”) (the “Option Exchange”). The Company is making the offer upon the terms and subject to the conditions set forth in the Offer to Exchange, and the related Terms of Election (the “Terms of Election” and, together with the Offer to Exchange, as they may be amended from time to time, the “Offer Documents”), attached hereto as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively. Each option holder that elects to exchange Eligible Options pursuant to the Option Exchange must submit his or her election via the stock exchange website or submit a paper election form by facsimile and agree to the Terms of Election. As of July 1, 2012, options to purchase an aggregate of 8,142,793 shares of our Common Stock were outstanding under the Equity Plans, of which options to purchase an aggregate of 7,681,893 shares of our Common Stock are Eligible Options.

The information set forth in the Offer to Exchange under “Summary Term Sheet and Questions and Answers,” “Risk Factors,” “This Offer – Section 1 (Eligibility; Number of Options; Offer Expiration Date),” “This Offer – Section 5 (Acceptance of Options for Exchange; Grant of Replacement Options),” and “This Offer – Section 8 (Source and Amount of Consideration; Terms of Replacement Options)” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offer to Exchange under “This Offer – Section 7 (Price Range of Common Stock Underlying the Options)” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The Company is both the subject company and the filing person. The information set forth under Item 2(a) above and in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning the Options)” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Exchange under “Summary Term Sheet and Questions and Answers” and the sections under “This Offer” titled “Section 1 (Eligibility; Number of Options; Offer Expiration Date),” “Section 3 (Procedures for Electing to Exchange Options),” “Section 4 (Withdrawal Rights),” “Section 5 (Acceptance of Options for Exchange; Grant of Replacement Options),” “Section 6 (Conditions of this Offer),” “Section 7 (Price Range of Common Stock Underlying the Options),” “Section 8 (Source and Amount of Consideration; Terms of Replacement Options),” “Section 9 (Information Concerning Caesars),” “Section 11 (Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer),” “Section 12 (Agreements; Legal Matters; Regulatory Approvals),” “Section 13 (Material U.S. Federal Income Tax Consequences),” and “Section 14 (Extension of Offer; Termination; Amendment)” is incorporated herein by reference.

(b) Purchases. The information set forth in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning the Options)” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning the Options)” is incorporated herein by reference. The terms and conditions of the 2012 Plan are incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Exchange under “Summary Term Sheet and Questions and Answers” and “This Offer – Section 2 (Purpose of this Offer)” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Exchange under “This Offer – Section 5 (Acceptance of Options for Exchange; Grant of Replacement Options),” and “This Offer – Section 11 (Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer)” is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Exchange under “Summary Term Sheet” and “This Offer – Section 2 (Purpose of this Offer)” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Exchange under “This Offer – Section 8 (Source and Amount of Consideration; Terms of Replacement Options)” and “This Offer – Section 15 (Fees and Expenses)” is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Exchange under “This Offer – Section 6 (Conditions of this Offer)” is incorporated herein by reference. There are no alternative financing arrangements or financing plans for this Offer.

(d)	Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Exchange under “This Offer –Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning the Options)” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning the Options)” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations. Not applicable.

Item 10. Financial Statements.

(a) Financial Information. The information set forth in the Offer to Exchange under “This Offer – Section 9 (Information Concerning Caesars)” and “This Offer – Section 16 (Additional Information)” is incorporated herein by reference. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission (the “SEC”) on March 15, 2012, including the financial information set forth in Item 8 – Financial Statements and Supplementary Data of our Annual Report on Form 10-K, and our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2012, filed with the SEC on May 9, 2012, including the financial information set forth in Item 1 –Financial Statements of our Quarterly Report on Form 10-Q are incorporated herein by reference. Our Annual Report on Form 10-K and Quarterly Report on Form 10-Q are available electronically on the SEC’s website at http://www.sec.gov.

(b)	Pro Forma Financial Information. Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under “Risk Factors,” “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning the Options),” and “This Offer – Section 12 (Agreements; Legal Matters; Regulatory Approvals)” is incorporated herein by reference.

(b)	Other Material Information. Not applicable.

Item 12. Exhibits. The Exhibit Index attached to this Schedule TO is incorporated herein by reference.

Item 13. Information Required by Schedule 13E-3. Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2012	CAESARS ENTERTAINMENT CORPORATION

	By:	/S/ MICHAEL D. COHEN
		Name:	Michael D. Cohen
		Title:	Senior Vice President, Deputy General Counsel and Corporate Secretary

EXHIBIT INDEX

Incorporated by Reference
Exhibit Number	Exhibit Description	Filed Herewith	Form	Period Ending	Exhibit	Filing Date

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Replacement Options, dated July 24, 2012.	X	—	—	—	—
(a)(1)(B)	Terms of Election.	X	—	—	—	—
(a)(1)(C)	Memorandum Announcing the Option Exchange, dated July 24, 2012.	X	—	—	—	—
(a)(1)(D)	Email Communication Regarding Access to Option Exchange Website, dated July 24, 2012.	X	—	—	—	—
(a)(1)(E)	Guide to the Option Exchange.	X	—	—	—	—
(a)(1)(F)	Frequently Asked Questions Regarding the Option Exchange.	X	—	—	—	—
(a)(1)(G)	Paper Election Form.	X	—	—	—	—
(a)(1)(H)(i)	Form of Individual Statement of Eligible Options.	X	—	—	—	—
(a)(1)(H)(ii)	Form of Individual Statement of Eligible Options (Gary W. Loveman).	X	—	—	—	—
(a)(1)(I)	Form of Individual Option Exchange Simulator.	X	—	—	—	—
(a)(1)(J)	Form of Email Communication Confirming Receipt of Election.	X	—	—	—	—
(a)(1)(K)	Form of Email Communication Regarding Reminder of Expiration of Offer.	X	—	—	—	—
(a)(1)(L)	Form of Email Communication Regarding Final Reminder of Expiration of Offer.	X	—	—	—	—
(a)(1)(M)	Form of Final Email Communication Confirming Acceptance and Cancellation of Eligible Options.	X	—	—	—	—
(a)(1)(N)	Form of Final Email Communication Confirming Non-Participation in the Option Exchange.	X	—	—	—	—
(a)(1)(O)	Form of Email Communication Notifying Participant of Invalid Election.	X	—	—	—	—
(a)(1)(P)	Form of Email Communication Confirming Receipt of Request to Change Election.	X	—	—	—	—
(a)(1)(Q)	Screen Shots of the Option Exchange Website.	X	—	—	—	—
(a)(1)(R)	Form of Meeting Invitation for Eligible Participants.	X	—	—	—	—
(a)(2)	Not applicable	—	—	—	—	—
(a)(3)	Not applicable	—	—	—	—	—
(a)(4)	Not applicable	—	—	—	—	—
(a)(5)	Not applicable	—	—	—	—	—

			Incorporated by Reference
Exhibit Number	Exhibit Description	Filed Herewith	Form	Period Ending	Exhibit	Filing Date

(b)	Not applicable	—	—	—	—	—
(d)(1)	Caesars Entertainment Corporation 2012 Performance Incentive Plan.	—	S-1/A	—	10.89	2/2/2012
(d)(2)	Amendment No. 1 to the Caesars Entertainment Corporation 2012 Performance Incentive Plan.	X	—	—	—	—
(d)(3)	Form of Caesars Entertainment Corporation 2012 Performance Incentive Plan Nonqualified Option Award Agreement.	X	—	—	—	—
(d)(4)	Form of Caesars Entertainment Corporation 2012 Performance Incentive Plan Nonqualified Option Award Agreement (Replacement Options).	X	—	—	—	—
(d)(5)	Form of Caesars Entertainment Corporation 2012 Performance Incentive Plan Nonqualified Option Award Agreement (Replacement Options Granted to Gary W. Loveman).	X	—	—	—	—
(d)(6)	Caesars Entertainment Corporation Management Equity Incentive Plan, as amended and restated on November 29, 2011.	—	S-1/A	—	10.78	12/28/2011
(d)(7)	Form of Caesars Entertainment Corporation Management Equity Incentive Plan Stock Option Grant Agreement.	X	—	—	—	—
(d)(8)	Form of Amendment to Caesars Entertainment Corporation Management Equity Incentive Plan Stock Option Grant Agreement.	X	—	—	—	—
(d)(9)	Stock Option Grant Agreement dated February 27, 2008 between Gary W. Loveman and Harrah’s Entertainment, Inc.	—	10-Q	6/30/2008	10.52	8/11/2008
(d)(10)	Stock Option Grant Agreement dated February 27, 2008 between Thomas M. Jenkin and Harrah’s Entertainment, Inc.	—	10-Q	6/30/2008	10.56	8/11/2008
(d)(11)	Form of Stock Option Grant Agreement dated July 1, 2008 between Harrah’s Entertainment, Inc. and each of Lynn C. Swann and Christopher J. Williams.	—	10-Q	6/30/2008	10.57	8/11/2008
(d)(12)	Form of Stock Option Grant Agreement dated March 1, 2010 between Harrah’s Entertainment, Inc. and each of Thomas M. Jenkin, John W. R. Payne, Peter E. Murphy, and Mary H. Thomas.	—	10-K	12/31/2009	10.61	3/9/2010
(d)(13)	Stock Option Grant Agreement dated March 1, 2010 between Harrah’s Entertainment, Inc. and Gary W. Loveman.	—	S-1/A	—	10.79	12/28/2011
(d)(14)	Stock Option Grant Agreement dated November 29, 2011 between Caesars Entertainment Corporation and Gary W. Loveman.	—	S-1/A	—	10.81	12/28/2011
(d)(15)	Form of Stock Option Grant Agreement dated November 29, 2011 between Caesars Entertainment Corporation and each of Thomas M. Jenkin, John W. R. Payne and Mary H. Thomas.	—	S-1/A	—	10.83	12/28/2011
(d)(16)	Stock Option Grant Agreement dated February 27, 2008 between Mary H. Thomas and Harrah’s Entertainment, Inc.	—	S-1/A	—	10.85	1/27/2012
(d)(17)	Stock Option Grant Agreement dated February 24, 2009 between Mary H. Thomas and Harrah’s Entertainment, Inc.	—	S-1/A	—	10.86	1/27/2012

			Incorporated by Reference
Exhibit Number	Exhibit Description	Filed Herewith	Form	Period Ending	Exhibit	Filing Date

(d)(18)	Stock Option Grant Agreement dated April 16, 2012 between Caesars Entertainment Corporation and Gary W. Loveman.	—	10-Q	3/31/2012	10.96	5/9/2012
(d)(19)	Employment Agreement, made as of January 28, 2008, and amended on March 13, 2009, by and between Harrah’s Entertainment, Inc. and Gary W. Loveman.	—	10-K	12/31/2008	10.16	3/17/2009
(d)(20)	Form of Employment Agreement between Caesars Entertainment Operating Company, Inc., and each of Thomas M. Jenkin and John W. R. Payne.	—	8-K	—	10.1	1/9/2012
(d)(21)	Employment Agreement, made as of January 31, 2011, by and between Caesars Entertainment Operating Company, Inc. and Mary H. Thomas.	—	S-1/A	—	10.84	1/27/2012
(d)(22)	Stockholders’ Agreement, dated as of January 28, 2008, by and among Apollo Hamlet Holdings, LLC, Apollo Hamlet Holdings B, LLC, TPG Hamlet Holdings, LLC, TPG Hamlet Holdings B, LLC, Co-Invest Hamlet Holdings, Series LLC, Co-Invest Hamlet Holdings B, LLC, Hamlet Holdings LLC and Harrah’s Entertainment, Inc., and, solely with respect to Sections 3.01 and 6.07, Apollo Investment Fund VI, L.P. and TPG V Hamlet AIV, L.P.	—	8-K/A	—	10.14	2/7/2008
(d)(23)	Form of First Amendment to the Stockholders’ Agreement by and among Apollo Hamlet Holdings, LLC, Apollo Hamlet Holdings B, LLC, TPG Hamlet Holdings, LLC, TPG Hamlet Holdings B, LLC, Co-Invest Hamlet Holdings, Series LLC, Co-Invest Hamlet Holdings B, LLC, Hamlet Holdings LLC and Caesars Entertainment Corporation.	—	S-1/A	—	10.91	2/2/2012
(d)(24)	Investment and Exchange Agreement, dated as of June 3, 2010, among Harrah’s Entertainment, Inc., Harrah’s BC, Inc. and Paulson & Co, Inc., on behalf of the several investment funds and accounts managed by it.	—	8-K	—	10.1	6/7/2010
(d)(25)	Investment and Exchange Agreement, dated as of June 3, 2010, among Harrah’s Entertainment, Inc., Harrah’s BC, Inc. Apollo Management VI, L.P., on behalf of certain affiliated investment funds, and TPG Capital, L.P., on behalf of certain affiliated investment funds.	—	8-K	—	10.1	6/7/2010
(d)(26)	Amended and Restated Management Investors Rights Agreement, dated November 22, 2010	—	8-K	—	10.2	11/24/2010
(d)(27)	Form of Indemnification Agreement entered into by Caesars Entertainment Corporation and each of its directors and executive officers.	—	S-1	—	10.75	11/16/2010
(d)(28)	Irrevocable Proxy of Hamlet Holdings LLC, dated November 22, 2010	—	8-K	—	10.1	11/24/2010
(g)	Not applicable	—	—	—	—	—
(h)	Not applicable	—	—	—	—	—